UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )

LAWSON PRODUCTS, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

520776 10 5

(CUSIP Number)

Ronald B. Port, M.D.

Lawson Products, Inc.

1666 East Touhy Avenue

Des Plaines, Illinois 60018

Tel. No.: (847) 827-9666

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

March 20, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 520776 10 5

1	NAME OF REPORTING PERSON

Ronald B. Port, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

 (a) [ X]

(b)  ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

7	SOLE VOTING POWER
NUMBER OF SHARES	17,500
BENEFICIALLY	_______________________________________________
OWNED BY EACH	8	SHARED VOTING POWER
REPORTING PERSON	3,251,436*
WITH	_______________________________________________
9	SOLE DISPOSITIVE POWER
17,500
_______________________________________________
10	SHARED DISPOSITIVE POWER
3,251,436*

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,248,936

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

38.2% based on 8,511,022 shares of Common Stock outstanding as of March 5, 2009

14	TYPE OF REPORTING PERSON
IN

* 3,011,436 of these shares are held in family limited partnerships in which Ronald B. Port, M.D. and Roberta Port Washlow are the managing general partners. Most actions by the partnerships with respect to these shares require the approval of both managing general partners. The remaining 240,000 shares are held in a voting trust, and Dr. Port and Roberta Port Washlow serve as trustees. Any action with respect to these shares requires the approval of both trustees. See Item 3.

SCHEDULE 13D

This Schedule 13D is filed by Ronald B. Port, M.D. Dr. Port has previously filed a Schedule 13D with Roberta Port Washlow pursuant to a Schedule 13D filed on October 2, 2003, as amended.

Item 1. Security and Issuer

This statement relates to the Common Stock, par value $1.00 per share (the “Common Stock”), of Lawson Products, Inc., a Delaware corporation (the “Issuer”), having its principal executive offices at 1666 East Touhy Road, Des Plaines, Illinois 60018.

Item 2. Identity and Background

(a) Name of the Reporting Person: Ronald B. Port, M.D.

(b) 1666 East Touhy Avenue, Des Plaines, Illinois 60018 is the business address for the reporting person.

(c) Dr. Port is a retired physician and has been a director of the Issuer since 1984.

(d), (e) During the last five years the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such reporting person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The reporting person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

On September 30, 2003, the reporting person and a trust for the benefit of the reporting person (of which the reporting person is a co-trustee along with Roberta Washlow, the reporting person’s sister) purchased partnership interests (the "Partnership Interests") in two family limited partnerships (each a "Partnership", collectively, the "Partnerships"). The Partnerships own in the aggregate 3,011,436 shares of Common Stock of the Issuer. The purchase price of the Partnership Interests was the aggregate fair market value of the Partnership Interests on September 30, 2003 as determined by an independent appraiser selected by the parties.

On October 11, 2006, Sidney L. Port transferred 220,000 shares of common stock of Lawson Products, Inc. (the “Issuer”) to the Port Family Voting Trust under a Voting Trust Agreement, dated October 11, 2006, by Sidney L. Port, individually and as trustee of The Sidney L. Port Trust Dated July 22, 1970 and Roberta Port Washlow and Dr. Port, as Trustees (the “Voting Trust Agreement”). An additional 20,000 shares of Common Stock were subsequently transferred to the Port Family Voting Trust. As Trustees of the Port Family Voting Trust, Roberta Port Washlow and Dr. Port exercise voting power over the securities. The reporting person did not purchase the securities and his only interest in securities is the right to vote the securities. The reporting person disclaims beneficial ownership of the securities except to the extent of his economic interests in the securities.

Item 4. Purpose of Transaction

Dr. Port may consider a sale or other disposition of some or all of the shares of Common Stock over which he has sole dispositive power. Whether and when Dr. Port sells or disposes of some or all of the shares of Common Stock over which he has sole dispositive power depends on general economic, market and business conditions, whether a business combination involving the Issuer appears likely and other factors.

Dr. Port may also consider the disposition of the shares of Common Stock over which he has shared voting or dispositive power, as well as the shares of Common Stock held by the 1970 Trust (as defined in Item 5 below), through a sale of some or all of such shares, a business combination involving the Issuer or otherwise.

Except as described above, Dr. Port does not have any other current plans or proposals which relate to or would result in his acquisition or disposition of Common Stock or any other events described in Item 4(a) through (j) of Schedule 13D. He may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a) and (b)      3,011,436 shares of Common Stock, representing approximately 35.3% of the outstanding Common Stock of the Issuer, are owned by partnerships in which Dr. Port and Ms. Washlow, trusts for the benefit of Dr. Port and Ms. Washlow, and trusts for the benefit of individuals related to Dr. Port and Ms. Washlow by blood or marriage, are the partners. Dr. Port and Ms. Washlow are the Managing General Partners of these partnerships and as such, have voting and investment power over the shares held by the partnerships subject to the rights of the trustee of the Lending Trusts (as defined below) to sell shares of Common Stock as set forth in Item 6 below. Dr. Port hereby disclaims beneficial ownership in shares of Common Stock in which she does not have economic benefit.

Dr. Port and Ms. Washlow, as Trustees of the Port Family Voting Trust, share voting power over 240,000 shares of Common Stock, representing approximately 2.8% of the outstanding Common Stock of the Issuer. The power to dispose of these shares did not pass to Dr. Port and Ms. Washlow in connection with the Voting Trust Agreement; rather, upon termination of the Port Family Voting Trust, the Trustees will transfer the shares of stock deposited in the Port Family Voting Trust to the holders of the voting trust certificates (which are the four separate trusts referred to in the first sentence of Item 6 below) upon surrender of such voting trust certificates.

Finally, 1,170,389 shares of Common Stock, representing approximately 13.7% of the outstanding Common Stock of the Issuer, are owned by a trust (the “1970 Trust”) created by the father of Dr. Port and Ms. Washlow, of which Dr. Port, Ms. Washlow and an individual unrelated by blood or marriage to Dr. Port and Ms. Washlow are the co-trustees. Any action with respect to these shares requires the approval of a majority of the trustees of the 1970 Trust. As a result, Dr. Port does not beneficially own any of the shares held by the 1970 Trust.

Reference is made to the cover page of this Schedule 13D for additional information on Dr. Port’s Common Stock ownership.

(c) Dr. Port has not engaged in any transaction during the past 60 days in any Common Stock.

(d) not applicable.

(e) not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            Four separate trusts have loaned money to the 1970 Trust referred to in Item 5 (the “Lending Trusts”). One of the Lending Trusts is for the benefit of Ms. Washlow (referred to as “Lending Trust A”), another is for the benefit of Dr. Port (referred to as “Lending Trust B”), the third is for the benefit of one of their nieces (referred to as “Lending Trust C”) and the fourth is for the benefit of another of their nieces (referred to as “Lending Trust D”). Under the applicable governing documents, the 1970 Trust pledged as collateral 381,667 shares of Common Stock to Lending Trust A, 381,667 shares of Common Stock to Lending Trust B, 190,833 shares of Common Stock to Lending Trust C and 190,833 shares of Common Stock to Lending Trust D. In addition, one of the family partnerships referred to in Item 5 pledged as collateral 400,000 shares of Common Stock to Lending Trust A, 400,000 shares of Common Stock to Lending Trust B, 200,000 shares of Common Stock to Lending Trust C and 200,000 shares of Common Stock to Lending Trust D. Upon the occurrence of specified triggering events, one of which has occurred, the trustee of the four Lending Trusts, who is an individual not related to Dr. Port or Ms. Washlow by blood or marriage, has the right to dispose of some or all of the shares of Common Stock pledged as collateral. Whether the trustee will exercise this right to dispose of some or all of the pledged shares of Common Stock is in the sole discretion of the trustee, subject to the terms of the applicable governing documents.

Dr. Port and Ms. Washlow are parties to a Voting Trust Agreement with Sidney L. Port, individually and as a trustee of The Sidney L. Port Trust Dated July 22, 1970 pursuant to which the Trustees were granted the right to vote in person or proxy with respect to the shares of Common Stock at all meetings of the shareholders of the Issuer.

Item 7. Materials to be Filed as Exhibits.

Exhibit No. 1. Voting Trust Agreement dated October 11, 2006. (Incorporated by reference to Exhibit 1 to Amendment No. 2 to Schedule 13D filed by Dr. Ronald B. Port, M.D. and Roberta Port Washlow with the Securities and Exchange Commission on October 19, 2006).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2009

/s/ Ronald B. Port
Ronald B. Port, M.D.